

07023710

RECEIVED

2007 MAY 22 A 8:20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RWE Aktiengesellschaft

Essen

SUPPL

Release according to article 26, section 1 WpHG [German Securities Trading Act] with the aim of a Europe-wide distribution

On 9 May 2007 UBS AG, Zurich, Switzerland, has informed us in accordance with section 21, subsection 1 WpHG, that their proportion of voting rights in RWE Aktiengesellschaft exceeded the threshold of 3 % on 3 May 2007 and amounts to 3.14 % (16,422,392 voting shares) now. 0.02 % of the voting rights (76,804 voting shares) are to be attributed to UBS AG in accordance with section 22, subsection 1, sentence 1, no. 1 WpHG.

RWE Aktiengesellschaft

Executive Board

dw 5/22

END